Filed by Cummins Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Cummins Inc.

Commission File No.: 1-4949

Contact:

Jon Mills

Director, External Communications

317-658-4540

Jon.mills@cummins.com

February 14, 2024

For Immediate Release

Cummins Launches Exchange Offer for Separation of Atmus Filtration Technologies Inc.

COLUMBUS, Ind. -- Today, Cummins Inc. (NYSE: CMI) (“Cummins”) announced that it will commence an exchange offer to fully split off its remaining interest in Atmus Filtration Technologies Inc. (NYSE: ATMU) (“Atmus”). In May 2023, Atmus completed its initial public offering where 19.5%, or 16,243,070 shares, of Atmus’ common stock was sold, with Cummins retaining the remaining 80.5% of Atmus’ common stock. Through the planned exchange offer, Cummins shareholders will have the option to exchange all, some or none of their shares of Cummins common stock for shares of Atmus common stock, subject to the terms of the exchange offer. The exchange offer is expected to be tax-free for U.S. Federal income tax purposes, except with respect to cash received in lieu of a fractional share.

“This separation will create value for both Cummins and Atmus, allowing Cummins to continue its focus on key strategic initiatives and innovating in both core and new technologies, while allowing the filtration business the ability to operate and grow with flexibility,” said Cummins Chair and CEO Jennifer Rumsey. “Leveraging its advanced filtration technologies and capabilities, Atmus is well positioned to grow into new markets and help both existing and new customers be successful. We believe now is the right time to distribute our Atmus shares, and we are confident that the share exchange is the appropriate path forward to bring the greatest value to shareholders. I am excited to see what the future holds for the company.”

The exchange offer is expected to permit Cummins shareholders to exchange all or a portion of their shares of Cummins common stock for shares of Atmus common stock at a 7% discount, subject to an upper limit of 13.3965 shares of Atmus common stock for each share of Cummins common stock tendered and accepted in the exchange offer. If the upper limit is not in effect, tendering shareholders are expected to receive approximately $107.53 of Atmus common stock for every $100 of Cummins common stock tendered.

Cummins will determine the prices at which shares of Cummins common stock and shares of Atmus common stock will be exchanged by reference to the arithmetic average of the daily volume-weighted average prices of shares of Cummins common stock and Atmus common stock on the NYSE during the three consecutive trading days ending on and including the second trading day preceding the expiration date of the exchange offer, which would be March 7, 8 and 11, 2024, if the exchange offer is not extended or terminated. The final exchange ratio, reflecting the number of shares of Atmus common stock that tendering shareholders will receive for each share of Cummins common stock accepted in the exchange offer, will be announced by press release by 5:30 p.m., New York City time, on the second trading day immediately preceding the expiration date of the exchange offer (which expiration date, if the exchange offer is not extended or terminated, would be March 13, 2024). The final exchange ratio, when announced, and a daily indicative exchange ratio beginning on the third trading day of the exchange offer period, also will be available at www.okapivote.com/CumminsAtmusExchange.

The completion of the exchange offer is subject to certain conditions, including: at least 33,527,363 shares of Atmus common stock being distributed in exchange for shares of Cummins common stock validly tendered in the exchange offer; and the receipt of an opinion of counsel that the exchange offer will qualify for tax-free treatment to Cummins and its participating stockholders.

Cummins currently owns 67,054,726 shares of Atmus common stock, representing approximately 80.5% of the total outstanding shares of Atmus common stock. Cummins is offering to exchange 67,054,726 shares of Atmus common stock for outstanding shares of Cummins common stock in the exchange offer. If the exchange offer is consummated but not fully subscribed, Cummins intends to make a tax-free distribution to its shareholders of the shares of Atmus common stock that were offered but not exchanged in the exchange offer effected as a dividend on a pro rata basis to holders of Cummins common stock as of the record date.

Shareholders should reach out to their respective broker or provider for more information. Participation is voluntary and must be done by the established deadlines. No action is necessary for Cummins shareholders who choose not to participate.

The terms and conditions of the exchange offer will be outlined in a registration statement on Form S-4 to be filed by Atmus with the Securities and Exchange Commission (the “SEC”) and a tender offer statement on Schedule TO to be filed by Cummins with the SEC today.

Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC will serve as dealer managers for the exchange offer.

For questions about the exchange offer, please contact the Exchange Offer Helpline at 1-877-279-2311 (in the U.S., including Puerto Rico, and Canada) or 1-917-484-4425 (all other areas). Representatives will be available to assist from 9:00 a.m. to 8:00 p.m. EST, Monday through Friday. Visit the shareholder website for more information.

About Atmus Filtration Technologies Inc.

Atmus Filtration Technologies Inc. is a global leader in filtration and media solutions. For more than 65 years, the company has combined its culture of innovation with a rich history of designing and manufacturing filtration solutions. With a presence in more than 140 countries on six continents, Atmus serves customers across truck, bus, agriculture, construction, mining, marine and power generation vehicle and equipment markets, along with comprehensive aftermarket support and solutions. Headquartered in Nashville, Tennessee (U.S.), Atmus employs approximately 4,500 people globally who are committed to creating a better future by protecting what is important.

About Cummins Inc.

Cummins Inc., a global power leader, is a corporation of complementary business segments that design, manufacture, distribute and service a broad portfolio of power solutions. Headquartered in Columbus, Indiana (U.S.), Cummins employs approximately 75,500 people committed to powering a more prosperous world. It operates a robust distribution and support network in more than 190 countries and territories. Cummins reported net sales of approximately $34.1 billion for the year ended December 31, 2023.

Forward-Looking Statements

This communication contains certain statements about Cummins and Atmus that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Cummins’ and Atmus’ respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Cummins and Atmus of the exchange offer, the anticipated timing and benefits of the exchange offer, Cummins’ and Atmus’ anticipated financial results, and all other statements in this communication that are not historical facts.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Cummins’ and Atmus’ respective periodic reports filed from time to time with the U.S. Securities and Exchange Commission (the “SEC”), the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO and other exchange offer documents filed by Cummins or Atmus, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Cummins nor Atmus undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.

Additional Information and Where to Find It

This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. If the exchange offer is commenced, Atmus will file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a prospectus (the “Prospectus”). There can be no assurances that Cummins will commence the exchange offer on the terms described in this document or at all. The exchange offer will be made solely by the Prospectus. The Prospectus will contain important information about the exchange offer, Cummins, Atmus and related matters, and Cummins will deliver the Prospectus to holders of Cummins common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Cummins, Atmus or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

Cummins will file with the SEC a Schedule TO, which will contain important information about the exchange offer.

Holders of Cummins common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Cummins and Atmus file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Cummins common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on www.okapivote.com/CumminsAtmusExchange.

Cummins has retained Okapi Partners LLC as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-877-279-2311 (in the U.S., including Puerto Rico, and Canada) or 1-917-484-4425 (all other areas).

Investor Relations:

Chris Clulow

christopher.clulow@cummins.com

investor.relations@cummins.com

Media Relations:

Jon Mills

jon.mills@cummins.com